UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                             GRANT GEOPHYSICAL, INC.
                                (NAME OF ISSUER)


   $2.4375 CONVERTIBLE EXCHANGEABLE PREFERRED STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    388085201
                                 (CUSIP NUMBER)

        LAWRENCE LEVITT, CHIEF FINANCIAL OFFICER, ODYSSEY PARTNERS, L.P.
          31 WEST 52ND STREET, NEW YORK, NEW YORK 10019 (212) 708-0600
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                 COMMUNICATIONS)

                                NOVEMBER 25, 1996
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX [ ].

CHECK THE FOLLOWING BOX IF A FEE IS BEING PAID WITH THE STATEMENT. [ ] (A FEE IS NOT REQUIRED ONLY IF THE REPORTING PERSON: (1) HAS A PREVIOUS STATEMENT ON FILE REPORTING BENEFICIAL OWNERSHIP OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES DESCRIBED IN ITEM 1; AND (2) HAS FILED NO AMENDMENT SUBSEQUENT THERETO REPORTING BENEFICIAL OWNERSHIP OF FIVE PERCENT OR LESS OF SUCH CLASS.) (SEE RULE 13D-7)

NOTE: SIX COPIES OF THIS STATEMENT, INCLUDING ALL EXHIBITS, SHOULD BE FILED WITH THE COMMISSION. SEE RULE 13D-1(A) FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 13 OF THE SECURITIES EXCHANGE ACT OF 1934 (THE "ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

                                  SCHEDULE 13D


CUSIP No.   388085201                                         Page 2 of 6 Pages


 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Odyssey Partners, L.P. (E.I. No. 13-5614745)

 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [_]
                                                                      (b) [_]

 3     SEC USE ONLY


 4     SOURCE OF FUNDS
       WC

 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d)                                                        [_]


 6     CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware

    NUMBER OF        7         SOLE VOTING POWER
      SHARES
   BENEFICIALLY                107,200 (see Item 5)
     OWNED BY
       EACH          8         SHARED VOTING POWER
    REPORTING
      PERSON                   0
       WITH
                     9         SOLE DISPOSITIVE POWER

                               107,200 (See Item 5)

                    10         SHARED DISPOSITIVE POWER

                               0

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       107,200

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                         [_]


 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       4.7%  (see Item 5)

 14    TYPE OF REPORTING PERSON

       PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

      This Amendment No. 1 is being filed by Odyssey Partners, L.P. ("Odyssey"), a Delaware limited partnership, in connection with its beneficial ownership of the $2.4375 Convertible Exchangeable Preferred Stock, par value $.01 per share (the "Preferred Stock"), of Grant Geophysical, Inc., a Delaware corporation (the "Company"). This Amendment No. 1 amends and restates the Statement on Schedule 13D (the "Schedule 13D") filed by Odyssey with the Securities and Exchange Commission on April 4, 1996 with respect to Odyssey's beneficial ownership of the Preferred Stock.

      The address of the principal executive office of the Company is 16850 Park Row, Houston, Texas 77084.

Item 2. Identity and Background.

      The person filing this Amendment No. 1 is Odyssey. Odyssey's principal executive office located at 31 West 52nd Street, New York, New York 10019. Odyssey is a private investment partnership with substantial equity capital invested in marketable securities and closely held businesses. Odyssey has six general partners (individually, a "General Partner" and, collectively, the "General Partners"): Leon Levy, Jack Nash, Joshua Nash, Stephen Berger, Brian Wruble and Nash Family Partnership, L.P., a New York limited partnership. The business address of each General Partner is 31 W. 52nd Street, New York, N.Y. 10019. The principal occupation of Messrs. Levy, Jack Nash, Joshua Nash, Berger and Wruble (each of whom is a citizen of the United States) is to serve as a general partner of Odyssey. The principal business of Nash Family Partnership, L.P. is investments. The general partner of Nash Family Partnership, L.P. is Joshua Nash. During the last five years, neither Odyssey nor any General Partner has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      The 25,000 shares of Preferred Stock purchased by Odyssey (as described in Item 5(c) below) were acquired for a cash purchase price of $208,251, which funds were derived from Odyssey's working capital.

      No part of the purchase price for the Preferred Stock beneficially owned by Odyssey is represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading, or voting Preferred Stock. All or part of the shares of Preferred Stock beneficially owned by Odyssey may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to Odyssey. Such loans bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.

Item 4. Purpose of Transaction.

      Odyssey considers its interest in the Preferred Stock to be an investment. Odyssey may purchase additional shares of Preferred Stock from time to time in the open market, in privately negotiated transactions, or otherwise. Odyssey may also dispose of any or all of the shares of Preferred Stock beneficially owned by it in the open market, in privately negotiated transactions, or otherwise.

      Except as set forth in this Item 4, neither Odyssey nor, to the best knowledge of Odyssey, any General Partner, has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

                  (a) Odyssey owns 107,200 shares of Preferred Stock (representing approximately 4.7% of the outstanding shares of Preferred Stock(1)). To the best of Odyssey's knowledge, none of the General Partners beneficially owns any Preferred Stock, other than in its capacity as a general partner of Odyssey.

                  (b) Odyssey has the sole power to vote and dispose of the shares of Preferred Stock beneficially owned by it, and does not share with others the power to vote or to direct the vote of, or the power to dispose or to direct the disposition of, any of the shares of Preferred Stock beneficially owned by it, except that all General Partners (excluding the Nash Family Partnership, L.P.) share voting and dispositive power over such shares of Preferred Stock.

--------
(1) A total of 2,300,000 shares of Preferred Stock were outstanding at September 30, 1996, as reported by the Company in its Quarterly Report on 10-Q for the quarter ended September 30, 1996.

                  (c) On the dates set forth below, Odyssey effected, through transactions on the Nasdaq National Market System, purchase and sale transactions in the Preferred Stock, as set forth below:



         DATE OF               NATURE OF                NUMBER OF          PRICE PER
       TRANSACTION            TRANSACTION                SHARES             SHARE(2)                TOTAL
       -----------            -----------                ------             --------                -----
November 20, 1996                 Sale                    4,500             $10.67               $  47,997
November 20, 1996               Purchase                 25,000               8.33                 208,251
November 25, 1996                 Sale                   27,900               4.57                 127,461
November 25, 1996                 Sale                   26,700               4.65                 124,086
November 26, 1996                 Sale                   18,700               3.99                  74,546


                  Except as provided above, neither Odyssey nor any General Partner has effected any transactions in the Preferred Stock during the 60 days preceding the date of this Amendment No. 1.

                  (d)   Not applicable.

                  (e) Odyssey ceased to be the beneficial owner of more than five percent of the Preferred Stock on November 26, 1996.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Not applicable.


Item 7. Material to be Filed as Exhibits.

      Not applicable.

--------
(2) Net of commissions.

                                    SIGNATURE


      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 27, 1996


                                  ODYSSEY PARTNERS, L.P.




                                  By: /s/ Jack Nash
                                     -------------------------
                                     Jack Nash
                                     A General Partner